September 3, 2010

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	Jagged Peak, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 25, 2009
Filed March 10, 2010
Form 10-Q for the Quarterly Period ended March 26, 2010
Filed May 6, 2010
File No. 000-31715

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter dated August 20, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. In addition, following our response to comment 4, we are providing an overall response applicable to comments 1-4 of the comment letter.

Form 10-K for the Fiscal Year ended December 25, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 12

1.	Your current revenue recognition policy disclosures do not appear to address each of your operations and services that you describe beginning on page 3. For example, your policy does not appear to address your recognition of revenue related to hosting and managed services. In addition, your policy is unclear as to how you are recognizing revenue related to your software product. For example, on page 11, you describe your EDGE product as a web-based software application. Further, in your policy on page 12, you indicate you have software arrangements that include more than one element and revenue is recognized when delivery of the software has occurred. Therefore, it is unclear if you recognize revenue on a subscription basis, per purchase of software licenses, or both. Tell us how you considered expanding your revenue recognition policy to clearly explain how you recognize revenue for each of your material revenue streams. In addition, please clarify, if applicable, if a customer must download or obtain your software prior to using your EDGE application.

Response

Management believes that the current revenue recognition policy does cover all of the elements of our operations. Our policy states “In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements. Maintenance and support agreement revenues are amortized over the contract period, which is usually one year.”, which covers how we recognize the revenue related to software agreements. The software is hosted on our systems and is completely web-based so there is no down load required or ownership by the client. If the client does not pay its monthly amount the access is shut off and the client no longer has any use of the system. All clients use the same EDGE software and the only custom delivery is the front-end e-commerce site, which is paid for at the time of the initial contract and recognized as the service is performed.

2.	Expand your revenue recognition policy to discuss your method used to recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance and support revenue. This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE). Provide your proposed revised revenue recognition policy disclosures in your response.

Response

Management believes that the current revenue recognition policy does cover these elements. The policy states “Additional technology revenues are derived from software development services, managed services, transaction fees, and consulting and customized technology assignments. Revenue from technology service arrangements and software development services is recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred.” All elements, such as front end development, activation, maintenance and support, are specifically identified and individually priced elements of the contract and are not bundled into one price. Revenue is recognized when the individual service is provided or available to the client.

3.	You disclose that in software arrangements that include more than one element, you allocate the total arrangement fee amount the elements based on the relative fair value of each of the elements. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for established VSOE. As part of your response, please confirm to use that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

Response

Management believes that the current revenue recognition policy does cover these elements. Although our advertising and our model is to use a “Total Commerce” approach, each service element has a distinct selling price and can be purchased on an individual basis. We have customers that use all of our services and some that only use specific elements; however each element is priced separately and recognized accordingly.

4.	We note that you derive revenue from fulfillment service arrangements and that you disclose on page 1 you have a network of independently owned fulfillment warehouses, in addition to the one warehouse that you lease. Please expand your policy to explain how you have considered ASC 605-45.

Response

The contract with our client places the entire responsibility for providing services, including fulfillment service arrangements where we use independently owned warehouses, on Jagged Peak. Jagged Peak, independently from our client, contracts with various warehouses to provide services. The contract warehouse does not even communicate with our client. We manage the order through our software that is used in each of the separately contracted independently owned warehouses. In addition, we have assumed all risk of collection from our clients and assumed all responsibility for payments to the networked warehouse locations. As a result of our total responsibility for the delivery of the complete service to our client and our complete assumption of the risk of non-payment by our client, we believe that all revenues and expenses associated with fulfillment services, including those associated with the independently owned warehouses, should be recognized by us in the income statement at a “gross” level and not as a “net” result from all of the above services.

Overall Response to Comments 1-4 of the Comment Letter

Our business has not significantly changed in the past ten years; the way that it is marketed and described in our filling has. Although management does not believe that our prior filings are misleading or lacking in the description of our revenue recognition policy, the Staff’s comments suggest to us that our disclosure may be improved by more closely matching it to the way that we describe our operations. In our future filings, management will revise and restate our revenue recognition policy as follows:

“There are multiple components in our TotalCommerce solution, which are sold through a master agreement where each individual component is priced separately and distinctly from the other components. The client is able to choose which services it wishes to purchase. The separate components can be added or deleted at any time during the contract period from pre-determined prices.

Software development services include activation, e-commerce site development, application and e-commerce site enhancements, consulting services and other development activities. Additional technology revenue is derived from help desk support, maintenance, general support, active monitoring and training. Revenue from software development and technology services is recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred. Additional technology revenues are either paid monthly or on an annual basis. If paid on an annual basis, the revenue is recognized over the year, and if paid on a monthly basis, the revenue is recognized in the month in which the service was provided.

Our software is a web-based product and in most cases the license to use the software is provided as a part of our service and there is no separate fee for the license. When a license is provided as an application, there are two elements: the first is the application license and the second is the annual maintenance payment. Revenue from software license agreements is recognized when an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectability is probable. Annual maintenance agreements allow the client to receive new versions of the application during the contract year. The method of payment can be based on the clients’ use of the system (transactions), a flat monthly fee or an annual fee. Revenue for all methods of payment is recognized over the period the software is available to the client and the Company is responsible for providing software updates.

Revenue is also derived from fulfillment service arrangements. Services included under fulfillment arrangements include account services, shipping and handling, order processing, packaging, storage and reporting. These services are based on established monthly charges as well as handling fees based on volume. Shipping and handling costs are classified as cost of revenues. Certain order processing services are contracted out by the Company to optimized independent distribution warehouses in North America. All of these services are managed by the Company through the Company’s order management platform. Since the Company has the exclusive responsibility to contract and manage the services provided to our clients by these independent warehouses, the revenue and expenses are recognized on a gross basis.

Work in process represents costs and services which have been provided and properly recognized based on the above policy, however have not been billed to the client.”

Notes to Audited Consolidated Financial Statements

7. Income Taxes, page 35

5.	We note that you have incurred a loss before income taxes in each of the past three fiscal years ended December 25, 2009. Please explain in detail your consideration of the guidance contained in ASC 740-10-30-16 through 25 in determining that your net deferred tax asset of $1,523,500 as of December 25, 2009 is realizable.

Response

Management evaluated all of the positive and negative evidence available and determined that it was more likely than not that the Company would realize the entire asset over the carry forward period. This was further supported by the fact that both the first and second quarters of 2010 have been profitable and reflects an improvement in pre-tax income from the corresponding first and second quarters of 2009 by approximately $492,000. Historically, because of seasonality; the Company was only profitable in the fourth quarter.

Some, but not all, of the evidence that was taken into consideration is as follows:

Sustained Losses: In the past three years the Company has sustained approximately $1,100,000 of losses prior to net income tax benefit and has a total net operating loss of approximately $4.3 million

Nature of the Losses: Over 75% of the losses occurred prior to 2007 and were primarily the result of non-operating and non-recurring type expenses. Approximately $965,000 of the losses in the past three years has been directly related to the non-cash interest expenses related to the amortization of warrants issued in connection with a debt agreement. During 2007 and 2008, the Company significantly reduced its outstanding debt. Management expects to refinance the debt next time using a conventional loan, which will eliminate this equity expense. There was significantly more analysis done to indicate that the losses were not core business issues. In addition the Company has future temporary differences of approximately $285,000 that will reverse over the next three years.

Trend in the Industry and the Business: The e-commerce business in the past several years has continued to grow and except for 2009, the Company has averaged more than a 20% year over year growth. Operating results for 2007 and 2008 were showing steady improvement and trending towards profitability and 2008 was break even from a tax perspective. Although, as with most companies, we were impacted by the decline in 2009, the Company was able to minimize the affects of the decrease in sales with cost-cutting measures. In 2010, the Company grew by more than 38% through the first two quarters. On a 12 month rolling average through June 26, 2010, the Company had more than $150,000 of taxable income.

Business Model: The Company has a business model that requires a significant amount of initial investment and continued fixed costs of infrastructure; however, as the Company adds additional customers and revenue, the related costs to provide the revenue do not increase. The Company has been on the edge of reaching the break even point for some time and management believed that 2009 was an anomaly in the trends, which taking into consideration the results from the first two quarters of 2010, appears to have been an accurate assumption.

Length of Carry Forward: The net operating losses do not begin to expire until 2020. The Company has 11 years to use the oldest of its deferred tax assets, which represent approximately $3,500 of the total deferred tax asset. If the Company is able to achieve approximately $240,000 of income before tax for the next 15 years, all of the NOL will be used. We believe this can be accomplished without significant additional changes to the business.

Management Focus: Jagged Peak’s management is focused on growth of the Company, expansion of its services to its customers and continuance of informing investors.

Form 10-Q for the Quarterly Period ended March 26, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

6. We note that you disclose in Note 5 on page 13 that you began to report two reportable segments beginning in the quarter period ended March 26, 2010. Tell us how you considered including a separate discussion of results of operations to discuss revenues and profitability on a segment level. Refer to Financial Reporting Release 501.06.a.

Response

Management reviewed the requirements on Segment Analysis and determined that at the current time the Canadian and United States businesses are managed and operated the same way and there was not a need to discuss the operations separately in the MD&A. The two segments are in the same industry, provide the same services, have similar clients, are managed by the same team and use the same technology. They provide services in different geographical locations and this is why they are disclosed as separate segments in the financial statements. There is not a disproportionate contribution of revenue, profitability or cash needs between the two segments, there are no restrictions on flow of funds between the two segments, the trends are similar between the two operations and a limited amount of cash is the only material asset maintained in Canada. In addition, there were no comparable periods for the Canadian operation during the three month period ended March 26, 2010. The technology and several other fees are provided and billed from the United States company, which limits our ability to compare the Canadian operation as a stand alone entity. For these and other reasons, we believe that analyzing the Canadian operation together with the United States operation on a consolidated basis provides the best disclosure to investors. If these factors change in the future will re-visit this conclusion.

Item 4(T), Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 21

7. You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are “effective for timely gathering, analyzing, and disclosing the information that [you] are required to disclose in [y]our reports filed under the Securities Act of 1934, as amended.” These effectiveness conclusions are stated in terms that are more limited in scope that the definition of “disclosure controls and procedures” set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simple conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-K for the fiscal year ended December 25, 2009. Similar concerns apply to your evaluation on page 23 of your Form 10-Q for the quarterly period ended June 25, 2010.

Response

We will state that our disclosure controls are effective (or ineffective, if applicable) in our future filings as you have recommended.

Jagged Peak acknowledges responsibility for the adequacy and accuracy of the disclosure in the subject filing. The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Andrew J. Norstrud at 813-637-6900. Your assistance in this matter is appreciated

Sincerely,

/s/ Paul B. Demirdjian
Paul B. Demirdjian President/ CEO

/s/ Andrew J. Norstrud
Andrew J. Norstrud Chief Financial Officer

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